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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Dendrite International, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
248239105
(CUSIP Number)
Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	248239105

1	NAMES OF REPORTING PERSONS: MMI Investments, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
141810589

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,992,312

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,992,312

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,992,312

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

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CUSIP No.	248239105

1	NAMES OF REPORTING PERSONS: MCM Capital Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
141814578

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,992,312

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,992,312

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,992,312

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

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ITEM 1. SECURITY AND ISSUER
          This Amendment No. 6 to statement on Schedule 13D (this “Statement”) relates to the Common Stock, no par value (the “Common Stock”), of Dendrite International, Inc., a New Jersey corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 1405 U.S. Highway 206, Bedminster, NJ 07921. This Amendment No. 6 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 6 shall have the respective meanings given to such terms in the Schedule 13D originally filed on December 13, 2005 (“Original Schedule 13D”).
ITEM 2. IDENTITY AND BACKGROUND
          (a) This statement is being filed on behalf of (i) MMI Investments, L.P., a Delaware limited partnership (“MMI Investments”) and (ii) MCM Capital Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments (“MCM”). MMI Investments and MCM are herein together sometimes called the “Reporting Persons”. Set forth on Schedule I, annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each voting member (each of whom is also an executive officer) of MCM as of the date hereof.
          (b) The business address of both of the Reporting Persons is 1370 Avenue of the Americas, New York, New York 10019.
          (c) MMI Investments is engaged primarily in the business of investing in publicly traded securities. MCM is the sole general partner of MMI Investments and its principal business is investing in publicly traded securities.
          (d) Neither of the Reporting Persons nor, to each Reporting Person’s knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.
          (e) Neither of the Reporting Persons nor, to each Reporting Person’s knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.
          (f) To each Reporting Person’s knowledge, each of the individuals identified on Schedule I is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          The total purchase price of the 5,992,312 shares of Common Stock (the “Shares”) purchased by MMI Investments was $87,968,451; the source of funds is a combination of MMI’s working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.
ITEM 4. PURPOSE OF TRANSACTION
          MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders.
          In order to allow MMI Investments to increase its ownership to more than 10% of the outstanding Common Stock of the Issuer, MMI Investments on February 6, 2006 filed a Notification and Report Form under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) and requested early termination of the waiting period pursuant to the HSR Act. The Issuer made its responsive HSR filing on February 21, 2006, and the Federal Trade Commission granted such early termination on February 27, 2006, permitting the Reporting Persons under HSR to purchase additional shares of Common Stock such that the Reporting Persons would hold up to $113.4 million in total market value of Common Stock at the time of such purchase. However, MMI Investments will not purchase Common Stock of the Issuer if, as a result of the purchase, it would own more than 14.9% of the outstanding Common Stock (which would have represented a market value of $71,205,258 based on the number of shares outstanding at August 1, 2006 and the closing price on October 19, 2006).
     On October 20, 2006, the Board of Directors of the Company appointed Clay Lifflander, president of MCM, the general partner of MMI Investments, to the Company’s Board of Directors. Attached and being furnished as Exhibit 2 is a copy of a press release of the Company dated October 23, 2006, announcing the appointment of Mr. Lifflander.
     In connection with such appointment, the Company and MMI Investments entered into a Standstill and Support Agreement (the “Standstill Agreement”). Under the Standstill Agreement and subject to the terms thereof (including exceptions for non-public communications to the Company’s Board of Directors and management and for compliance with legal obligations), until the end of the Standstill Period (defined, subject to certain exceptions, as the earlier of the fourth anniversary of the Standstill Agreement or three months after the cessation of service of the MMI Investments director), MMI Investments agrees, among other things, not to (i) engage or participate in a proxy solicitation or election contest involving the Company or call a special shareholders meeting or execute a written consent in lieu of a shareholders meeting, (ii) form, join, or participate in a “group” with respect to the Company’s common stock, (iii) subject any of its shares of the Company to any arrangement or agreement with respect to the voting of such shares (other than as contained in the Standstill Agreement), (iv) seek to change the composition of the Company’s Board of Directors or management, (v) submit any shareholder proposal without the prior written consent of the Board of Directors, (vi) make any statements regarding any willingness to take action in violation of the Standstill Agreement or which may be disparaging or detrimental to the Company, (vii) seek to change the material business policies, capitalization and dividend policies or organizational documents of the Company, (viii) pursue any derivative or class action claim against the Company or its affiliates or (ix) in any way participate in the taking of any of the above actions by any other person. In addition, MMI Investments has agreed that in exercising its voting rights on the election of directors of the Company, MMI Investments shall vote all its shares of the Company’s common stock for the election to the Board of the individuals nominated or designated by the Board, and for any amendment to the Company’s organizational documents intended to make effective provisions of the Standstill Agreement.

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     The Company has agreed to cause the total number of members of the Board to be increased by one member and to fill the vacancy so created by appointing Clay Lifflander to the Board of Directors. With respect to each annual meeting of shareholders of the Company until the earlier of (i) the expiration of the Standstill Period, and (ii) the date on which MMI Investments beneficially owns less than ten percent (10%) of the Company’s outstanding common stock, the Company has agreed to use its reasonable best efforts to cause the Board to solicit proxies for, and recommend that the Company’s shareholders vote in favor of, Mr. Lifflander (or his MMI Investments replacement).
     In the event that the MMI Investments director resigns or otherwise ceases service, MMI Investments may select a replacement in consultation with the Board and subject to the Board’s nomination process, and the Company will use its reasonable best efforts to cause such replacement to be elected or appointed as the replacement MMI Investments director. Upon the expiration of the Standstill Period or in the event MMI Investments beneficially owns less than 10% of the Company’s outstanding common stock or MMI Investments materially fails to comply with or challenges the validity of the terms of the Standstill Agreement, the MMI Investments director shall resign from the Board.
     The Company will use its reasonable best efforts to appoint the MMI Investments director to the Company’s nominating committee, subject to satisfying all “independence” requirements and all Company governance requirements. Subject to certain conditions, the Company has agreed not to create an executive or other special committee of the Board with authority to act on behalf of the Company or the Board without the consent of the MMI Investments director.
     MMI Investments has agreed to the confidentiality provisions set forth in the Standstill Agreement.
     The above summary of the Standstill Agreement is qualified in its entirety by the terms of such agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.
          Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) Based on 43,722,566 shares of Common Stock outstanding as of August 1, 2006, as reported in the Issuer’s Annual Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the SEC on August 9, 2006, the Shares owned by MMI Investments represent approximately 13.7% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.
          Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments’ and MCM’s knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.
     (c) There have been no transactions with respect to the Common Stock, during the past sixty days, by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.
     (d) No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described in Item 3 and Item 4 of this Statement and in the Company Press Release filed as Exhibit I to this Statement (and the Joint Filing Agreement and the Standstill Agreement filed as Exhibits 1 and 3, respectively, to this Statement), there are no contracts, arrangements or understandings between the Reporting Persons or between either of the Reporting Persons and any other person with respect to any securities of the Issuer.
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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.
Date: October 23, 2006

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ JEROME J. LANDE

Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By:	/s/ JEROME J. LANDE

Jerome J. Lande
Executive Vice President
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SCHEDULE I

Name and Business Address	Position and Principal Occupation

John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC (“Millcap”), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019

Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap
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EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of December 13, 2005, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Schedule 13D)

2.	Company Press Release issued October 23, 2006, announcing that Clay B. Lifflander, president of MCM, accepted the Company’s invitation to join its board of directors

3.	Standstill and Support Agreement, dated October 20, 2006, between the Company and MMI Investments

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